ARC INTERNATIONAL CORP.

333 N. Turnbull Canyon Road

City of Industry, California 91745

January 19, 2009

Pamela Long, Mail Stop 7010

Assistant Director

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

ARC International Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed September 16, 2008

File No. 333-152054

Dear Ms. Long:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Registrant requests withdrawal of the above captioned registration statement. No offers or sales have been made or will be made pursuant to the registration statement. We do not intend to refile the registration statement. Additionally, no offers or sales were made by the Registrant of its securities after the filing of the registration statement.

If you have any questions related to the above, please contact our counsel, Jehu Hand, at (949) 489-2400, fax (949) 489-0034.

Very truly yours,

/s/ Jay Hooper

Jay Hooper

Chief Executive Officer